Algonquin Power & Utilities Corp. Announces 2019 Fourth Quarter and
Full Year Financial Results
OAKVILLE, Ontario - February 27, 2020 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced its financial results for the fourth quarter and year-ended December 31, 2019. All amounts are shown in United States dollars unless otherwise noted.
"We are pleased to report strong fourth quarter and full year 2019 results reflecting another successful year of growth and execution across our business groups. In 2019, we welcomed nearly 30,000 new customers through the completion of two gas utility acquisitions, made significant progress on our Mid-West wind development project as part of our 'Greening the Fleet' initiative, and announced definitive agreements to acquire two new regulated utilities, Bermuda Electric Light Company and New York American Water,” said Ian Robertson, Chief Executive Officer of APUC. "Looking into 2020 and beyond, we remain committed to delivering on our recently-announced five-year, $9.2 billion growth plan to drive growth in earnings and cash flows which will, in turn, support a growing dividend and compelling returns for our shareholders.”
Fourth Quarter and Full Year Financial Highlights

•	Annual revenue of $1,624.9 million, a decrease of 1%;

•	Annual Adjusted EBITDA[1] of $838.6 million, an increase of 4%;

•	Annual Adjusted net earnings[1] of $321.3 million, an increase of 3%;

•	Annual Adjusted net earnings[1] per share of $0.63, a decrease of 5%;

•	Fourth quarter revenue of $439.7 million, an increase of 4%;

•	Fourth quarter Adjusted EBITDA[1] of $231.5 million, an increase of 16%;

•	Fourth quarter Adjusted net earnings[1] of $103.6 million, an increase of 47%; and,

•	Fourth quarter Adjusted net earnings[1] per share of $0.20, an increase of 43%, in each case on a year-over-year basis.
Fourth Quarter and Full Year Financial Results Table

In USD millions or on a per share basis unless otherwise noted	Quarter ended December 31			Year ended December 31
	2019	2018	Variance	2019	2018	Variance
Revenue	$439.7	$421.9	4%	$1,624.9	$1,648.5	(1)%
Net earnings attributable to shareholders	$172.1	$44.0	291%	$530.9	$185.0	187%
Per share	$0.34	$0.09	278%	$1.05	$0.38	176%
Adjusted net earnings[1]	$103.6	$70.5	47%	$321.3	$312.2	3%
Per share	$0.20	$0.14	43%	$0.63	$0.66	(5)%
Adjusted EBITDA[1]	$231.5	$198.9	16%	$838.6	$804.4	4%
Adjusted Funds from Operations[1]	$144.1	$132.5	9%	$566.2	$554.1	2%
Dividend per share	$0.1410	$0.1282	10%	$0.5512	$0.5011	10%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.

Business and Financial Highlights Summary
Regulated Services Group Highlights

•
Definitive Agreement to acquire Bermuda Electric Light Company - On June 3, 2019, APUC announced it had agreed to acquire the Ascendant Group Limited ("Ascendant") for a purchase price of approximately $365.0 million. Ascendant, through its major subsidiary Bermuda Electric Light Company, is the sole electric utility providing regulated electrical generation, transmission and distribution services to approximately 63,000 residents and businesses in Bermuda. Approval of Ascendant's common shareholders has been received and the closing of the transaction is expected to occur in 2020 subject to customary closing conditions.

•
Definitive Agreement to Acquire New York American Water - On November 20, 2019, APUC announced that it entered into a stock purchase agreement with American Water Works Company, Inc. to purchase its regulated operations in the State of New York ("New York American Water") for a purchase price of $608.0 million, subject to customary adjustments. New York American Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. Operations include approximately 1,270 miles of water mains and distribution lines with 98% of customers located in Nassau County on Long Island. The transaction remains subject to regulatory approval and other typical closing conditions and is expected to close sometime in 2021.

•
Acquisition of New Brunswick Gas - On October 1, 2019, APUC completed the acquisition of the New Brunswick Gas System (“New Brunswick Gas”) for approximately C$339.0 million. New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers in 12 communities across New Brunswick, and operates approximately 1,200 km of natural gas distribution pipeline.

•
Acquisition of St. Lawrence Gas - On November 1, 2019, the Regulated Services Group completed the acquisition of the St. Lawrence Gas System (“St. Lawrence Gas”) for approximately $61.8 million. St. Lawrence Gas is a regulated utility that provides natural gas to approximately 17,000 customers in the state of New York and operates approximately 1,100 km of natural gas distribution pipeline.

•
Significant Milestones Achieved on Mid-West Wind Development Project - In June 2019, the Regulated Services Group received certificates of convenience and necessity ("CC&N") to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Missouri and Kansas. Receipt of the CC&N allows construction to commence on the three wind generation sites. Construction of two of the wind farms began in the fourth quarter of 2019 and construction on the third wind farm began in the first quarter of 2020.

Renewable Energy Group Highlights

•
Significant Progress on Renewable Energy Projects - In 2019, the Renewable Energy Group achieved significant milestones in the advancement of several renewable energy projects including the Maverick Creek Wind Project located in Texas, Sugar Creek Wind Project located in Illinois, Great Bay Solar Project located in Maryland, and Altavista Solar Project[2] located in Virginia.

2.	Power from the project will be sold, in part, to Facebook Operations, LLC pursuant to a power purchase agreement.

APUC Corporate Highlights

•
Environmental, Social and Governance Leadership - In November 2019, APUC reported on its environmental, social and governance leadership and was recognized as one of the most sustainable companies in the world. Further, APUC’s Renewable Energy Group in 2019 issued its inaugural “green bonds”, an offering of C$300.0 million senior unsecured debentures with a maturity date of January 29, 2029.

APUC to Host Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, February 28, 2020, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Earnings Conference Call Details:

Date:	February 28, 2020
10:00 a.m. ET
Dial-in Details:	Toll Free Canada/US	1-800-319-4610
	Toronto Local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20200228.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until March 13, 2020)	Toll Free Canada/US	1-855-669-9658
	Vancouver Local	1-604-674-8052
	Access Code	4049
APUC’s financial statements and management discussion and analysis (“MD&A”) are available on our corporate website at www.algonquinpowerandutilities.com and in our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 804,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate‐regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018‐A subordinated notes and Series 2019‐A  subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Amelia Tsang

Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, “expects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: expectations with respect to the timing and amounts of APUC's growth plans, earnings, cash flow and dividend amounts; expectations regarding the timing for closing the acquisition of Ascendant and New York American Water; and expectations and plans with respect to current and planned capital projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's MD&A and annual information form for the year ended December 31, 2019. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted EBITDA”, and “Adjusted Funds from Operations” are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" and consequently APUC's method of calculating these measures may differ from methods used by other companies and may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" can be found below and in APUC’s MD&A for the year ended December 31, 2019.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act (“U.S. Tax Reform”) is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2019	2018	2019	2018
Net earnings attributable to shareholders	$172.1	$44.0	$530.9	$185.0
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	(3.7)	3.4	19.1	4.8
Income tax expense	12.5	2.8	70.1	53.4
Interest expense on long-term debt and others	47.4	40.3	181.5	152.1
Other losses	6.2	2.3	15.1	2.7
Acquisition-related costs	6.4	(8.9)	11.6	0.7
Pension and post-employment non-service costs	8.4	3.4	17.3	5.0
Change in value of investments carried at fair value[2]	(98.1)	46.0	(278.1)	138.0
Costs related to tax equity financing	—	1.3	—	1.3
Loss (gain) on derivative financial instruments	(0.5)	(0.3)	(16.1)	0.6
Realized (loss) gain on energy derivative contracts	—	0.1	(0.2)	0.1
Loss (gain) on foreign exchange	3.1	0.7	3.1	(0.1)
Depreciation and amortization	77.7	63.8	284.3	260.8
Adjusted EBITDA	$231.5	$198.9	$838.6	$804.4

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and twelve months ended December 31, 2019 amounted to $16.0 million and $65.0 million as compared to $13.8 million and $110.7 million during the same period in 2018. In the first quarter of 2018 a one-time acceleration of HLBV income in the amount of $55.9 million was recorded as a result of U.S. Tax Reform. Excluding the one-time acceleration of HLBV due to U.S. Tax Reform, Adjusted EBITDA increased by $90.1 million year over year.

2	See Note 8 in APUC's annual audited consolidated financial statements
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2019	2018	2019	2018
Net earnings attributable to shareholders	$172.1	$44.0	$530.9	$185.0
Add (deduct):
Loss (gain) on derivative financial instruments[1]	(0.5)	(0.3)	(0.3)	0.6
Realized (loss) gain on energy derivative contracts	—	0.1	(0.2)	0.1
Other Losses	6.1	1.9	15.1	0.8
Loss (gain) on foreign exchange	3.0	0.7	3.1	(0.1)
Acquisition-related costs	6.4	(8.9)	11.6	0.7
Change in value of investments carried at fair value[3]	(98.1)	46.0	(278.1)	138.0
Costs related to tax equity financing	—	1.3	—	1.3
Other non-recurring adjustments	2.2	—	2.2	—
U.S. Tax Reform and related deferred tax adjustments[2]	—	(18.4)	—	(18.4)
Adjustment for taxes related to above	12.4	4.1	37.0	4.2
Adjusted Net Earnings	$103.6	$70.5	$321.3	$312.2
Adjusted Net Earnings per share	$0.20	$0.14	$0.63	$0.66

1
Excludes the gain related to the discontinuation of hedge accounting on an energy hedge put in place early in the development of the Sugar Creek Wind Project (See Note 24(b)(ii) in APUC's annual audited consolidated financial statements).

2	Represents the non-cash accounting adjustment related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform.
3	See Note 8 in APUC's annual audited consolidated financial statements

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended December 31		Twelve Months Ended December 31
(all dollar amounts in $ millions)	2019	2018	2019	2018
Cash flows from operating activities	$167.5	$168.6	$611.3	$530.4
Add (deduct):
Changes in non-cash operating items	(29.8)	(27.3)	(60.3)	8.1
Production based cash contributions from non-controlling interests	—	—	3.6	13.9
Acquisition-related costs	6.4	(8.8)	11.6	0.7
Reimbursement of operating expenses incurred on joint venture	—	—	—	1.0
Adjusted Funds from Operations	$144.1	$132.5	$566.2	$554.1